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                                    Exhibit 23 - Consent of Independent Auditors


The Board of Directors
Southwest Securities Group, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-86234) on Form S-8 of Southwest Securities Group, Inc. of our report dated August 3, 2000 relating to the consolidated statements of financial condition of Southwest Securities Group, Inc. and subsidiaries as of June 30, 2000 and June 25, 1999, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2000, and related schedule, which report appears in the June 30, 2000, annual report on Form 10-K of Southwest Securities Group, Inc.



KPMG LLP

Dallas, Texas
September 28, 2000